February 3, 2009

VIA Edgar, Facsimile (202) 772-9210 and FEDEX

Jessica Barberich

Senior Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	TradeStation Group, Inc.
Form 10-K for the period ended December 31, 2007, Filed March 14, 2008
Form Def 14A, Filed April 28, 2008
File No. 0-31049

Dear Ms. Barberich:

This is the response of TradeStation Group, Inc. (the “Company”) to your letter dated January 27, 2009 (the “Comment Letter”) containing one comment from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings. For your convenience, the full text of the Staff’s comment is reproduced below in bold and the Company’s response to the comment is provided immediately after the comment.

Form Def 14A filed April 28, 2008

General Compensation Philosophy, page 14

1.	We note your response to comment 5 of our letter dated December 29, 2008 in which you state, in part, that “[t]he company’s compensation committee has never established targeted parameters or targeted percentile ranges for executive compensation.” You also disclose in your response that you were intending to “merely highlight that, because the Company is a small growth company, its named executive officers are compensated less than executive officers who work for some of the Company’s larger, more established competitors.” In future filings, as appropriate, please include this disclosure in your CD&A section and clearly indicate whether or not you benchmark. Please tell us how you intend to comply.

Response:

If appropriate the Company will include this disclosure in the CD&A section of its proxy statement. The Company will also clearly indicate whether or not it benchmarks.

* * * *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ David H. Fleischman
David H. Fleischman
Chief Financial Officer

cc (via facsimile and FEDEX):	William Demarest, Staff Accountant
Stacie Gorman, Staff Attorney